UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Registrant’s Name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Entry into Material Agreements

On September 29, 2025 (the “Signing Date”), Jiuzi Holdings Inc. (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue a total of 9,220,000 ordinary shares of a par value of US$0.00039 each (the “Ordinary Shares”) to the Investors at a purchase price of US$0.60 per share, in a registered direct offering of $5.532 million of its securities (the “Offering”). Concurrently with this Offering, we are also issuing to purchasers of the Ordinary Shares, in a private placement under Rule 506 of Regulation D, ordinary shares purchase warrants (the “Warrants”) excisable for an aggregate of 18,440,000 shares, exercisable immediately for five and a half years with an exercise price of $0.6 per Ordinary Share. Pursuant to the Purchase Agreements, the Company also shall file a registration statement on Form F-1, or any other appropriate form within 30 calendar days of the Signing Date, to register for resale by each Investor of the Ordinary Shares issued and issuable upon exercise of the Warrants.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-267617) (the “Registration Statement”), which was declared effective on December 14, 2022 by the U.S. Securities and Exchange Commission (the “Commission”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 29, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The closing of the Offering occurred on September 30, 2025 (the “Closing Date”), raising gross proceeds of $5.532 million before deducting offering fees and expenses.

The Company also entered into a Placement Agency Agreement dated as of September 29, 2025 (the “PAA”) with Maxim Group LLC (“Maxim”) as an exclusive best efforts placement agent in connection with the Offering. Pursuant to the terms of the PAA, the Company agreed to pay Maxim a cash transaction fee equal to 7% of the gross proceeds of the Offering, and reimburse Maxim’s out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel which shall be limited to, in the aggregate, to $50,000.

In connection with this offering, each of the Company’s executive officers, directors, and affiliates who holds the Ordinary Shares as of the Signing Date, has agreed, subject to certain exceptions set forth in the lock-up agreements, without the prior written consent of the Placement Agent, they will not, during the period commencing on the date of the final prospectus (the “Prospectus”) relating to the Offering and ending 120 days after the Closing Date (the “Lock-Up Period”), (a) offer, sell, agree to offer or sell, solicit offers to purchase, convert, exercise, exchange, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any Ordinary Shares, warrants to purchase Ordinary Shares or any other securities that are convertible or exercisable into the Ordinary Shares (each, a “Relevant Security”) or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.

The foregoing summaries of the Purchase Agreements and PAA do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1 and 10.2, respectively to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Company issued a press release regarding the pricing of the Offering, which is filed as Exhibit 99.1.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-267617), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
4.1	Form of Common Warrants
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Form of Purchase Agreements
10.2	Placement Agency Agreement dated September 29, 2025
99.1	Press release dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: October 3, 2025	By:	/s/ Tao Li
	Name:	Tao Li
	Title:	Chief Executive Officer

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